Mail Stop 7010

      July 27, 2005

Mr. Yvon Pierre Cariou
Dynamic Materials Corporation
5405 Spine Road
Boulder, Colorado 80301

      Re:	Dynamic Materials Corporation
		Form 10-K for the year ended December 31, 2004
      File No. 1-14775

Dear Mr. Cariou:

      We have reviewed your response letter dated June 17, 2005 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Financial Statements for the Year Ended December 31, 2004

Note 8 - Discontinued Operations, page 53

1. We note your response to comment 8 from our letter dated May 4, 2005. Please refer to paragraph 42 of SFAS 144, which indicates that the classification of a component of an entity as discontinued operations is only appropriate if that component has been disposed of or is classified as held for sale, and if it meets the additional criteria of having its operations and cash flows eliminated from your ongoing operations and you have no significant continuing involvement in the operations of the component. Please provide us with the following additional information to help us understand how you have met the criteria of this paragraph:

* It does not appear that you have disposed of your Spin Forge division since you retain the majority of its assets on your books, and you are receiving rental income from leasing or subleasing those assets to a third party. If you believe that your lease and sublease of these assets constitutes a sale, please tell us the accounting guidance that you relied upon to make that determination and provide us with any applicable analysis of how you meet the criteria of such guidance. Specifically address in your analysis the fact that the term of the lease for Spin Forge`s manufacturing equipment and tooling is less than three years.

* We note that your sublease agreement with Aerojet offered them the option to purchase your bargain purchase option on Spin Forge`s land.
We further note that Aerojet`s option expires on August 1, 2005. Please tell us if Aerojet exercised this option. If they did not exercise this option, please address your retention of the bargain purchase option in any analysis you provide us that supports your belief that you have disposed of Spin Forge`s assets.

* If you believe that your lease and sublease of Spin Forge`s assets meet the criteria of paragraph 30 of SFAS 144 to be classified as held for sale, please provide us with a detailed analysis of how these leases meet each of the criteria. You should specifically address the impact of the multiple-year lease terms on the criteria of this paragraph.

* If you can demonstrate that Spin Forge`s assets have either been disposed of or can be classified as held for sale, then please provide us with a detailed analysis of how this transaction meets the criteria of paragraph 42(a) and 42(b). In this regard, we note that you will continue to receive income from Spin Forge`s operations in the form of rental payments, and we note that you retain the legal title to the manufacturing equipment that is used by this business.

*	*	*

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, to the undersigned at (202) 551-3768.

      Sincerely,



      John Cash
      Accounting Branch Chief
Mr. Yvon Pierre Cariou
Dynamic Materials Corporation
July 27, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE